[BRYAN CAVE LETTERHEAD]

August 10, 2017

VIA EDGAR

Joel Parker
 Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:          Express Scripts Holding Company ("Express Scripts")
Form 10-K for the year ended December 31, 2016
Response Dated June 26, 2017
File No. 1-35490
 Comment letter dated August 2, 2017

Dear Mr. Parker:
In follow-up to our conversation yesterday with Hillary Daniels of the Staff of the Division of Corporation Finance, this letter will confirm that Express Scripts has requested and received an extension until August 30, 2017 to respond to the above-referenced comment letter. If you have any questions or comments, please do not hesitate to contact me.

Sincerely,

/s/ R. Randall Wang

R. Randall Wang

cc:  Eric R. Slusser
       Martin P. Akins